UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64417 / May 6, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14316

In the Matter of	:	
	:	
CIRCUIT SYSTEMS, INC.,	:	ORDER MAKING FINDINGS AND
GLOBAL ENERGY GROUP, INC.,	:	REVOKING REGISTRATIONS BY
INTEGRATED MEDICAL RESOURCES, INC.,	:	DEFAULT AS TO FOUR
INTELEFILM CORP., and	:	RESPONDENTS
LOT$OFF CORP.	:	
	:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on April 4, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents are each corporations with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file required periodic reports. A hearing is currently scheduled for May 9, 2011, at 9:30 a.m. EDT.

The Division of Enforcement (Division) advises that it has received a signed Offer of Settlement from Respondent Global Energy Group, Inc. (Global Energy), which the Commission has approved. The proceeding will be stayed as to Global Energy to allow for the time needed for the settlement to become effective. See 17 C.F.R. § 201.161(c)(2).

The Office of the Secretary and the Division have provided evidence that Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by April 6, 2011. Answers from the remaining four Respondents were due ten days from the date of service. See OIP at 3; 17 C.F.R. § 201.220(b). These Respondents were put on notice in the OIP that failure to file an Answer may be grounds for finding them in default. See OIP at 3. Since none of these four Respondents have filed Answers or otherwise defended the proceeding, they are in default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, the following allegations of the OIP are deemed to be true as to each, with official notice taken of the public official records found in the Commission's EDGAR database of each Respondent discussed below. See 17 C.F.R. §§ 201.155(a), .323.

Circuit Systems, Inc. (CSYI)[1] (CIK No. 773657), is a bankrupt Illinois corporation located in Elk Grove Village, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CSYI is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended January 31, 2000, which reported a net loss of $3,084,330 for the prior nine months. On September 5, 2000, CSYI filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Illinois, which was terminated on December 22, 2006. As of March 30, 2011, the common stock of CSYI was quoted on OTC Link (formerly Pink Sheets) operated by OTC Markets Group Inc. (OTC Link), had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Integrated Medical Resources, Inc. (IMRIQ) (CIK No. 918591), is a forfeited Kansas corporation located in Lenexa, Kansas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). IMRIQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1998, which reported a net loss of $10,304,403 for the prior nine months. On November 12, 1998, IMRIQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Kansas, which was converted to a Chapter 7 proceeding on December 1, 1998, and was terminated on May 8, 2007. As of March 30, 2011, the common stock of IMRIQ was quoted on OTC Link, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

iNTELEFILM Corp. (FILM) (CIK No. 882160) is a Minnesota corporation located in Wayzata, Minnesota, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). FILM is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2002, which reported a net loss of $787,271 for the prior three months. On August 5, 2002, FILM filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Minnesota, which was terminated on May 13, 2004. As of March 30, 2011, the common stock of FILM was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

LOT$OFF Corp. (LOTS) (CIK No. 735584) is a void Delaware corporation located in San Antonio, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). LOTS is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 30, 1998, which reported a net loss of $6,285,163 for the prior thirty-nine weeks. On December 28, 1999, LOTS filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Western District of Texas, which was terminated on July 16, 2007. As of March 30, 2011, the common stock of LOTS was quoted on OTC Link, had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to their repeated failures to file timely periodic reports, these four Respondents have also failed to heed delinquency letters sent to them by the Division of

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[1] The short form of each issuer's name is also its stock symbol.

Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports; Rule 13a-13 requires issuers that file annual reports on Form 10-K to file quarterly reports on Form 10-Q. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, these four Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of these Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Circuit Systems, Inc., Integrated Medical Resources, Inc., iNTELEFILM Corp., and LOT$OFF Corp. are hereby REVOKED; and

IT IS FURTHER ORDERED THAT, the proceeding is STAYED as to Global Energy Group, Inc., pending the effectiveness of its Offer of Settlement.

_____
Robert G. Mahony
Administrative Law Judge